

June 21, 2019

<u>Via E-Mail</u>

Ann Beth Stebbins
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

> **Re:** **Lindblad Expeditions Holdings, Inc.**
> **Schedule TO-I filed on June 14, 2019**
> **File No. 5-87458**
>
> **Form S-4 filed June 14, 2019**
> **File No. 333-232113**

Dear Ms. Stebbins:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. The focus of our review is compliance with the tender offer rules applicable to your transaction. Our comments appear below. All defined terms have the same meaning as in the prospectus included as part of the Form S-4 listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Schedule TO-I – Item 10. Financial Statements

1. You have incorporated by reference to financial statements previously filed in the Company's periodic reports. Where you do so, at least the summary financial statements specified in Item 1010(c) must be included in the disclosure document provided to shareholders. See Instruction 6 to Item 10 of Schedule TO and Compliance and Disclosure Interpretation #7 in Section I.H in the July 2001 Supplement available at www.sec.gov.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about the above comment.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions